Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 16 DATED MARCH 31, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On April 26, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. As of February 29, 2020, we had raised total aggregate gross offering proceeds of approximately $71.51 million, and had issued approximately 7.15 million common shares in the Offerings, purchased by approximately 5,593 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2021, unless extended by our Manager, RM Adviser, LLC (“Manager” or “RM Adviser”), as permitted under applicable law and regulations.

Distributions

On January 29, 2020, our Manager authorized a daily cash distribution of $0.0021202186 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about April 15, 2020.

This distribution equates to approximately 8.0% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning March 1, 2020 and ending March 31, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Riverside Office Portfolio – Riverside, CA

As previously disclosed, on October 22, 2018, we acquired a $2,500,000 mezzanine loan (the “Riverside Mezzanine Loan”) related to the acquisition of Riverside Office Portfolio, a portfolio of five Class A office buildings totaling 223,711 square feet in downtown Riverside, California.

On April 18, 2019, the Riverside Mezzanine Loan was partially paid off in the amount of $179,232, which included (i) principal paydown of $165,919 plus $200 in accrued interest, (ii) a prepayment penalty of $12,283 and (iii) an exit fee of $830 which was paid to an affiliate of our Manager.

On March 6, 2020, the Riverside Mezzanine Loan was paid off in full in the amount of $2,370,694, which included (i) $2,334,081 in outstanding principal plus $24,443 in accrued interest, (ii) an exit fee of $11,670 which was paid to an affiliate of our Manager and (iii) legal fees.

Naugatuck Valley Shopping Center – Waterbury, CT

As previously disclosed, On October 23, 2018, we acquired a $3,000,000 preferred equity investment (the “Naugatuck Pref Equity Investment”) related to the acquisition and stabilization of Naugatuck Valley Shopping Center in Waterbury, Connecticut.

On March 16, 2020, the Naugatuck Pref Equity Investment was paid off in full in the amount of $3,031,500, which included (i) $3,000,000 in outstanding principal plus $31,000 in accrued interest and (ii) legal fees.